UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 3, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 3, 2004

Print the name and title of the signing officer under his signature.

---------------------
Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY SECURES LISTING WITH SYMBOL "NAK"
ON THE AMERICAN STOCK EXCHANGE

November 3, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; AMEX:NAK) is pleased to announce that Northern Dynasty has received formal approval to list its common share on the American Stock Exchange (AMEX). AMEX has advised that the approval is contingent on Northern Dynasty being in compliance with all applicable listing standards on the date that it begins trading on the exchange, and may be rescinded of the Company is not in compliance with such standards. Effective, November 4, 2004, the Company will be listed for trading on AMEX under the symbol "NAK". The Company will continue to trade on the TSX Venture Exchange under the symbol "NDM".

President and CEO Ron Thiessen said "Management and the Board of Directors of Northern Dynasty are pleased to have secured this listing as it will provide many interested investors in the United States with greater transparency about the activities of the Company as well as more convenience and readily accessible trading opportunities. The AMEX listing will be advantageous as the Company advances the Pebble Gold-Copper-Molybdenum Project in Alaska."

Chairman Robert Dickinson said "I am very pleased that Northern Dynasty has secured this listing. The Pebble Project made an important transition in 2004 from exploration to detailed work that will support mine planning and permitting. The AMEX listing will assist us in providing timely information to the American market."

Northern Dynasty is advancing the Pebble Gold-Copper-Molybdenum Project, located in southwestern Alaska. A US$25 million comprehensive work program for 2004 is nearing completion. This program is designed to collect the engineering, environmental and socioeconomic data for completion in 2005 of a Bankable Feasibility Study and permit applications for the construction and operation of a long life, large-scale, open pit gold-copper-molybdenum mine.

For further details on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynastyminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114 or review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.